EXHIBIT 3

Meridian Gold Proxy Circular relating to the Annual Shareholders Meeting

38

MERIDIAN GOLD INC.

NOTICE OF MEETING

       The Annual and Special Meeting of Shareholders (the “Meeting”) of Meridian Gold Inc. (the “Corporation”) will be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 11, 2004 at the Toronto Stock Exchange (TSX) Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets) (business attire required), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2003 and the auditors’ report on the consolidated financial statements;

2. to elect directors to the board of directors of the Corporation (the “Board of Directors”);

3. to reappoint KPMG LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4. to consider, and if thought fit, to pass an ordinary resolution to confirm certain amendments to the by-laws of the Corporation, as described in the accompanying Management Information Circular and Proxy Statement;

5. to transact any other business that may properly come before the Meeting.

      Only shareholders of record at March 29, 2004 will be entitled to notice of and to vote at the Meeting. If you cannot attend the Meeting in person, please complete and return the enclosed proxy in the envelope provided. Proxies must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, by 5:00 p.m. (Eastern Daylight Time) on May 6, 2004. If a return envelope is not enclosed with your proxy form, please mail your proxy form to Computershare Trust Company of Canada, P.O. Box 1542 Stn B, Montreal, PQ H3B 3L2 Canada.

BY ORDER OF THE BOARD
-s- Edward H. Colt
EDWARD H. COLT
Executive Vice President and Secretary

Toronto, April 12, 2004

MERIDIAN GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT
April 12, 2004

       This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Meridian Gold Inc. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders (or any adjournments thereof) of the Corporation (the “Meeting”) to be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 11, 2004, at the TSX Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets), Toronto, Ontario (business attire required) for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. It is anticipated that copies of this Circular and the accompanying proxy form will be distributed to shareholders on or about April 12, 2004.

      Shareholders who are not able to attend the Meeting in person should complete and sign the enclosed proxy form and return it to Computershare Trust Company of Canada, the Corporation’s registrar and transfer agent, in the enclosed pre-addressed envelope. To be effective, proxies must be received before 5:00 p.m. (Eastern Daylight Time) on May 6, 2004 by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

APPOINTMENT OF PROXYHOLDER

      Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and to act for and on behalf of the shareholder at the Meeting. In order to do so, the shareholder may insert the name of such other person in the blank space provided in the proxy, or use another form of proxy.

EXERCISE OF VOTE BY PROXY

      The shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. Where a shareholder fails to specify a choice with respect to any matter referred to in the Notice of Meeting in a proxy appointing a management nominee (the nominees specified in the proxy enclosed with this Circular) as proxyholder, the shares represented by the proxy will be voted for or in favor of the matter to be voted upon.

      The enclosed proxy confers discretionary authority with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters, which may properly come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

      Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the

Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Management Proxy Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.

      Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

      Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a proxyholder.

REVOCATION OF PROXY

      In addition to revocation in any other manner permitted by law, under subsection 148(4) of the Canada Business Corporations Act, a shareholder who has executed a proxy has the power to revoke it by depositing an instrument in writing executed by the shareholder (or the shareholder’s attorney authorized in writing): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or (ii) with the Chairman of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).

VOTING SHARES AND PRINCIPAL HOLDERS

      As of March 29, 2004, there were outstanding 99,193,848 common shares of the Corporation. Holders of record of common shares in the capital of the Corporation (the “Common Shares”) at the close of business on March 29, 2004 are entitled to one vote for each Common Share held, except to the extent that subsequent transferees become entitled to vote by complying with the Canada Business Corporations Act.

      The following table shows, as of March 29, 2004, each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

	Name and Address of	Amount and Nature of	Percent of
Class of Securities	Beneficial Owner	Beneficial Ownership	Class

Common	Fidelity Management and Research Corporation One Federal Street Boston, MA	12,664,550 Shared Voting and Dispositive Power(1)	12.8%

Notes:

(1)	Total shares owned is 12,664,550, which includes the sole voting power over 1,566,550 shares.

ELECTION OF DIRECTORS

      Pursuant to the articles of incorporation of the Corporation, the board of directors of the Corporation (the “Board of Directors”) consists of a minimum of three directors and a maximum of ten directors; the Board of Directors determines the number of directors within this range. The number of directors is currently fixed at seven.

      The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees listed in the following table, all of whom except for one are now members of the Board of Directors and have been for the periods indicated. It is not anticipated that any of these nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.

      Each director elected at the meeting will hold office until the next Annual Meeting of Shareholders or until his or her successor is elected or appointed.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Name and Municipality of Residence	Director Since	Age	Shares Owned(1)

John A. Eckersley(2)(5)	1996	59	3,000
West Vancouver, British Columbia
Mr. Eckersley is a private investor. Prior to October 1995, he was Vice-President, Secretary and General Counsel of Placer Dome Inc., a mining company.

Robert A. Horn	—	61	—
Toronto, Ontario
Mr. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company, and BP Canada. He serves on the Board of Directors of Canico Resource Corp., and has served as a director for several mining companies. He has over 30 years experience in the mining industry.

Brian J. Kennedy(3)	1996	60	242,446
Reno, Nevada
Mr. Kennedy has been President and Chief Executive Officer of the Corporation since April 1996. He was President of FMC Gold Company, a predecessor of the Corporation, from May 1987 until June 1996. Mr. Kennedy is also a director and officer of certain subsidiaries of the Corporation.

Christopher R. Lattanzi(2)(4)	1999	66	4,000
Toronto, Ontario
Mr. Lattanzi is a mining engineer and for the past eleven years has been President of Micon International Limited, mineral industry consultants.

Name and Municipality of Residence	Director Since	Age	Shares Owned(1)

Malcolm W. MacNaught(4)	1997	66	10,000
Duxbury, Massachusetts
In 1996, Mr. MacNaught culminated his career with Fidelity Investments where he managed the Fidelity Select Precious Metals and Minerals Fund and the Fidelity Select American Gold Portfolio Fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught is a private investor.

Gerard E. Munera(5)	2003	68	—
Greenwich, Connecticut
Mr. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), a Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and Chief Executive Officer of Union Miniere (Brussels). His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the Boards of Dynamic Materials Corporation, Nevsun Resources Ltd., and Security Biometrics, Inc.

Carl L. Renzoni(2)(5)	2000	65	5,000
Toronto, Ontario
Mr. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years experience in the securities business specializing in the mining industry.
CURRENT DIRECTORS OF THE BOARD WHO ARE NOT NOMINEES

David S. Robertson(4)(5)	1996	80	5,000
North York, Ontario
Dr. Robertson is an independent consultant in the mining industry, and his distinguished career has spanned over 30 years. He has served as a director for several mining companies, and as President of the Canadian Institute of Mining, Metallurgy and Petroleum.

Notes:

(1)	Information as to the number of shares of each class of voting shares of the Corporation and any of the Corporation’s subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, is not within the knowledge of management and has been furnished by the respective nominees, as of March 29, 2004.

(2)	Member of Audit Committee.

(3)	Includes the following restricted shares:

(a)	23,068 shares will vest on July 28, 2004
(b)	20,734 shares will vest as follows:	10,366 shares on July 22, 2004
10,368 shares on July 22, 2005
(c)	27,646 shares will vest as follows:	9,215 shares on August 4, 2004
9,215 shares on August 4, 2005
9,216 shares on August 4, 2006

(4)	Member of Compensation Committee.

(5)	Member of Governance Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors

      The Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders. The Board of Directors believes in the principles of maintaining an independent and effective board of directors, assumption by the board of stewardship of the Corporation and compliance, to the extent practicable for the Corporation, with the guidelines adopted by the Toronto Stock Exchange Committee on Corporate Governance (the “TSX Guidelines”).

      While management is responsible for day-to-day operations, the Board of Directors has assumed the stewardship of the Corporation. This includes responsibility for: (a) adoption of a strategic planning process; (b) identifying principal risks of the Corporation’s business and ensuring implementation of appropriate systems to manage those risks; (c) succession planning, including appointing and monitoring senior management; (d) a communications policy; and (e) integrity of the Corporation’s internal control and management information systems.

      New directors are provided with substantial reference material relating to the Corporation’s strategies, business plan and recent performance, as well as their responsibilities as directors. Specific briefing sessions from appropriate senior management personnel take place regularly at meetings of the Board of Directors.

      The Board of Directors met seven times in 2003.

Board Composition and Independence from Management

      The Corporation’s policy is that a majority of the members of the Board of Directors be “unrelated”, within the meaning of the TSX Guidelines, which means that the Board of Directors must remain independent of management and free from any interest and any business or other relationship which could, or could be perceived to, interfere with a director’s independence. In its determination as to whether a particular director is a “related director”, the Board of Directors examines the individual circumstances of each director and the relationship of the director to management and to the Corporation. The Board of Directors is of the view that six of the seven present nominees are independent of management and unrelated for purposes of the TSX Guidelines, the exception being Mr. Brian J. Kennedy, the President and Chief Executive Officer of the Corporation. At the Meeting, a slate of seven individuals is being proposed for election by the shareholders. Six of the nominees qualify as unrelated directors.

      The Corporation’s practice is to maintain a non-executive Chairman of the Board of Directors to ensure that the Board of Directors can function independently of management. The current Chairman of the Board of Directors, David S. Robertson, qualifies as an unrelated director.

      The current composition of the Board of Directors reflects a breadth of background and experience that is important for effective governance of a company in the mining industry. Additional nominees to the Board of Directors would be expected to possess backgrounds and/or experience to complement that of the Board of Directors.

Board Committees

      The Corporation has three committees: Corporate Governance Committee, Audit Committee and Compensation Committee.

      The Corporate Governance Committee, on behalf of the Board of Directors, has responsibility to: (a) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees (other than the Corporate Governance Committee); (b) develop and recommend to the Board of Directors corporate governance principles applicable to the Corporation; and (c) undertake such other duties as the Board of Directors may from time to time delegate to the Corporate Governance Committee.

      The Corporate Governance Committee met two times in 2003.

      The Corporate Governance Committee is composed of three (3) unrelated directors: John A. Eckersley (chairman), Gerard E. Munera, and Carl L. Renzoni.

      The Audit Committee, on behalf of the Board of Directors, has responsibility for: (a) reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board of Directors; (b) recommending to the Board of Directors annually, or as they may otherwise determine, a duly qualified auditor; (c) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (d) reviewing the auditors’ fees and assessing the performance of external and internal auditors and the nature and cost of other services provided by such auditors; (e) reviewing all public disclosure documents containing financial information before release; (f) reviewing all post-audit or management letters containing material recommendations of the external auditor and management’s response in respect of any identified material weakness; and (g) having such other duties, powers and authorities as the Board of Directors may delegate to the Audit Committee from time to time. The members of the Audit Committee have the right, for the purpose of performing their duties, to inspect all the books and records of the Corporation and its affiliates, and to discuss such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation or its affiliates.

      The Audit Committee met nine times in 2003.

      The Audit Committee is composed of three (3) unrelated directors: John A. Eckersley, Christopher R. Lattanzi, and Carl L. Renzoni (chairman). The Board has designated Carl L. Renzoni as the financial expert on the Audit Committee.

      The Compensation Committee has responsibility for: (a) fixing the compensation of the President and Chief Executive Officer and approving the compensation of the other officers of the Corporation; (b) exercising the powers conferred on it by the Board of Directors with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession plans for key executives, performance appraisals (having regard to the criteria referred to under “Executive Annual Incentive Plan”), development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits.

      The Compensation Committee met three times in 2003.

      The Compensation Committee is composed of three (3) unrelated directors: Christopher R. Lattanzi, Malcolm W. MacNaught (chairman), and David S. Robertson.

      As additional members join the Board of Directors and as the needs of the Corporation change, the Board of Directors will review the need for, and establish as appropriate, additional committees.

Decisions Requiring Board Approval

      Approval of annual budgets and major acquisitions, investments and expenditures, as well as all significant matters outside the ordinary course of business and matters requiring such approval under applicable law, are subject to review and approval by the Board of Directors.

Board Performance

      The Chairman of the Board of Directors provides leadership for the effective performance of the Board of Directors.

      Beyond the activities and responsibilities of the board committee structure, the full Board of Directors receives monthly reports on operations, exploration, business development, and financial performance. At each regularly scheduled board of directors meeting, management reviews significant results from operations, exploration and financial statements. Significant actions proposed by management with respect to investments over U.S. $1 million, major acquisitions, strategic alliances, legal actions, quarterly financial releases, or changes in strategy are approved by the Board of Directors.

      At least annually, strategy, strategic plans, budgets and environmental programs are reviewed and approved by the Board of Directors.

Shareholder Communications

      The Corporation maintains shareholder communications through an investor relations program.

Code of Ethics and Business Conduct Guidelines

      The Company maintains a written Code of Ethics and Business Conduct Guidelines for all employees, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller, requiring adherence to the highest standards of personal and corporate conduct. All U.S. employees and all other managers of the Company annually acknowledge adherence to the Code of Ethics and Business Conduct Guidelines with their signatures. The Company’s Code of Ethics and Business Conduct Guidelines are available for review as an exhibit to the Company’s annual filing of financial information with the SEC. There were no material amendments to the Company’s Code of Ethics and Business Conduct Guidelines during the reporting year.

      Employees who know of violations of the Code or Guidelines are obligated to report them to management or directly to the Chief People Officer, who is responsible for ensuring the Code is properly implemented and monitored. It is the Corporation’s policy and intent that, except for knowingly reporting false accusations, every employee may report Code, Guidelines, policy or law violations without fear of retaliation.

The Board’s Expectations of Management

      The Board of Directors through the Compensation Committee conducts an annual performance evaluation of the President and Chief Executive Officer and establishes a list of objectives for the ensuing year.

      The Board of Directors expects management to provide information and maintain processes, which enable the Board of Directors to identify issues, challenges and opportunities for the Corporation and to otherwise discharge its responsibilities.

      This statement of corporate governance practices has been developed and approved by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth, for the periods indicated, information concerning compensation earned during such periods by the Corporation’s Chief Executive Officer and by the Corporation’s four other most highly compensated executive officers (the “Named Executive Officers”) who served during such periods.

Summary Compensation Table(1)

		Annual Compensation			Long-Term Compensation

				($)	Securities	($)	($)
		($)	($)	Other Annual	Under Options	Restricted Shares	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)(4)	Granted(5)	Granted(3)(5)	Compensation

Brian J. Kennedy	2003	421,785	218,084	17,289	55,292	356,633	nil
President and Chief	2002	409,500	350,000	11,000	46,700	482,050	nil
Executive Officer	2001	375,000	292,348	10,500	103,700	567,440	nil

Edward H. Colt(2)	2003	253,640	117,768	20,206	31,596	203,794	nil
Executive Vice President	2002	234,439	150,472	11,000	20,200	209,250	nil
	2001	200,000	128,267	10,000	43,400	237,800	nil

Peter C. Dougherty	2003	169,156	73,399	10,092	15,798	101,897	nil
Vice President, Finance &	2002	142,827	63,336	6,324	10,300	106,950	nil
Chief Financial Officer	2001	119,196	42,060	5,960	12,100	66,420	nil

Edgar A. Smith(2)	2003	160,062	71,117	34,595	17,378	112,088	nil
Vice President of	2002	155,400	105,000	41,958	13,100	134,850	nil
Operations	2001	148,000	91,184	43,821	31,400	171,380	nil

Wayne M. Hubert	2003	157,336	63,235	12,639	17,378	112,008	nil
Vice President, Corporate	2002	152,250	95,430	7,613	12,900	133,300	nil
Development & Investor	2001	145,000	61,876	10,500	30,000	190,159	nil
Relations

Notes:

(1)	All figures, other than numbers of options granted, are expressed in U.S. dollars.

(2)	Consists of matching payments to a 401(k) Thrift Plan and non-qualified plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the lesser of Cdn. $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. In the case of Mr. Smith it also includes premiums associated with expatriate agreements.

(3)	Stated in terms of the dollar value (net of consideration paid by the Named Executive Officers) of restricted shares (calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of grant by the number of restricted shares awarded). At the end of the most recently completed financial year, the total number and value of the aggregate holdings of restricted shares, calculated in accordance with the foregoing is 80,569 and $1,039,340 respectively, of which 68,721 and $886,501 were granted to the Named Executive Officers. All of these restricted shares vest in whole or in part in less than three (3) years and the vesting schedule is as follows: a third vested at each of the first, second and third anniversaries. No dividends or dividend equivalents were declared payable during the most recently completed financial year on the restricted shares disclosed.

(4)	Any amount of salary or bonus earned in any covered year that was foregone at the election of the Named Executive Officer under a program of the Corporation under which stock, stock-based or other forms of non-cash compensation may be received in lieu of a portion of annual compensation is reflected in the appropriate column of the table corresponding to the relevant year.

(5)	None of the securities under “Securities under Options Granted” or “Restricted Shares Granted” carry a right to receive dividends of a preferential or above-market rate.

Long-Term Incentive Plan

      There were no awards or payouts to the Named Executive Officers during the financial year ended December 31, 2003 under any arrangements of the Corporation, which would constitute a long-term incentive plan.

Grants of Options/ Restricted Shares

      The following table provides information concerning grants of stock options and restricted shares under the Corporation’s Share Incentive Plan to the Named Executive Officers during the financial year ended December 31, 2003.

	Stock Options					Restricted Shares

				($)	($) Value			($) Value
	#	% of	Expiration	Exercise	at Grant	#	% of	at Grant
Name	Granted	Total	Date	Price(1)	Date	Granted	Total	Date(1)

Brian J. Kennedy	55,292	24.2%	Aug 5, 2013	12.66	12.66	27,646	34.3%	12.66
Edward H. Colt	31,596	13.8%	Aug 5, 2013	12.66	12.66	15,798	19.6%	12.66
Peter C. Dougherty	15,798	6.9%	Aug 5, 2013	12.66	12.66	7,899	9.8%	12.66
Edgar A. Smith	17,378	7.6%	Aug 5, 2013	12.66	12.66	8,689	10.8%	12.66
Wayne M. Hubert	17,378	7.6%	Aug 5, 2013	12.66	12.66	8,689	10.8%	12.66

Notes:

(1)	Exercise Price and Value at Grant Date are expressed in U.S. dollars and are based on the closing price of the Common Shares of the Corporation on the New York Stock Exchange on the trading day prior to the grant.

Option Exercises and Year-End Option Values

      The following table provides information concerning: (a) options exercised by any Named Executive Officers during the financial year ended December 31, 2003; and (b) the number and the value at December 31, 2003 of unexercised options held by the Named Executive Officers. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the Common Shares at the close of business on December 31, 2003.

					Value of Unexercised
	Options Exercised		Unexercised Options		In-the-Money Options(1)

	Securities	($) Aggregate		Not	($)	($) Not
Name	Acquired	Value(1)	Exercisable	Exercisable	Exercisable	Exercisable

Brian J. Kennedy	—	—	779,849	120,993	11,166,175	1,312,840
Edward H. Colt	—	—	199,966	59,530	2,823,134	672,480
Peter C. Dougherty	—	—	60,399	26,699	832,273	289,746
Edgar A. Smith	—	—	167,549	36,579	2,384,104	406,815
Wayne M. Hubert	—	—	64,299	35,979	876,585	400,007

Note:

(1)	All figures relating to “value” are expressed in U.S. dollars.

Pension Plans

      The Named Executive Officers are participants in a defined benefit pension plan of Meridian Gold Company, the Corporation’s principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).

	Years of Service(1)

Final Annual Earnings(1)	10	15	20	25	30

$100,000	$12,800	$19,201	$25,601	$32,001	$38,401
150,000	20,300	30,451	40,601	50,751	60,901
200,000	27,800	41,701	55,601	69,501	83,401
250,000	35,300	52,951	70,601	88,251	105,901
300,000	42,800	64,201	85,601	107,001	128,401
400,000	57,800	86,701	115,601	144,501	173,401
500,000	72,800	109,201	145,601	182,001	218,401
600,000	87,800	131,701	175,601	219,501	263,401
700,000	102,800	154,201	205,601	257,001	308,401
800,000	117,800	176,701	235,601	294,501	353,401

Note:

(1)	All figures are expressed in U.S. dollars.

      Compensation covered by this plan includes only the remuneration appearing in the “Salary” and “Bonus” columns in the Summary Compensation Table. Benefits are not subject to any deduction for social security or other offset amounts. The Named Executive Officers have the following number of years of service credited: Mr. Kennedy, 30, Mr. Colt, 18, Mr. Dougherty, 12, Mr. Smith, 5, and Mr. Hubert, 11. Credited years of service, in the case of Messers. Kennedy, Colt, Dougherty and Hubert include service with FMC Gold Company, the Corporation’s predecessor.

Employment Contracts

      Each of the Named Executive Officers has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of three years, with renewal for up to three years at the option of the Company and the Named Executive Officer. Compensation is comprised of base salary, bonus and stock options, generally at the discretion of the Compensation Committee of the Board of Directors of the Corporation, together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination, a change of control or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 36 months of the employee’s regular monthly compensation.

Composition of the Compensation Committee

      In 2003, the Compensation Committee of the Corporation performed the functions of determining compensation of the Corporation’s executive officers, including the Named Executive Officers. In 2003, the Compensation Committee was comprised of Christopher R. Lattanzi, Malcolm W. MacNaught and David S. Robertson. The report of the Compensation Committee on these matters is set forth below.

      As noted elsewhere above, Brian J. Kennedy, one of the directors, is President and Chief Executive Officer. Mr. Kennedy always absented himself from the voting of the Board of Directors, which related to his compensation and did not participate in the Board of Directors’ determinations in respect of his compensation. None of the other members of the Board of Directors of the Corporation are or were officers or employees of the Corporation or its subsidiaries (with the exception of the Chairman of the Board of Directors, who is deemed to be an officer of the Corporation).

Report on Executive Compensation

Compensation Philosophy

      The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders.

      The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation with respect to relative share price performance, cost factors and reserve/resource expansion.

      Cash bonuses and stock options are directly related to company performance and the individual’s contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value.

Base Salary

      To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar gold mining companies.

      The Board of Directors approved salaries and a bonus plan (the “Bonus Plan”) for the Corporation’s executives for 2001 and subsequent years, based on the Board of Directors’ own determination and discussion, reports commissioned by independent consultants and the recommendations of management and the Compensation Committee of the Board of Directors (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such cases, Mr. Kennedy absented himself from the Board of Directors’ determinations of compensation of the Corporation’s President and Chief Executive Officer.

Stock Options and Restricted Shares

      The purpose of the Corporation’s stock option and restricted share plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by providing an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

      Stock options and restricted shares are granted in accordance with the Corporation’s Share Incentive Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the date of grant.

President and Chief Executive Officer

      The Compensation Committee and the Board of Directors continue to be of the view that Mr. Kennedy provides the Company with quality leadership and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.

      The overall performance of the Corporation with respect to relative share price performance, cost factors and resource/reserve expansion is the determinate of 75 percent of the variable compensation of the President and Chief Executive Officer. An additional 25 percent of the variable compensation of the President and Chief Executive Officer is based on achievement of specific objectives agreed upon by the Board of Directors on an annual basis and personal contribution as determined by the Compensation Committee.

      In consideration of Mr. Kennedy’s contribution to the Corporation, Mr. Kennedy received a salary of $421,785, was awarded a cash bonus of $218,084, received options to purchase 55,292 Common Shares, and was granted 27,646 Restricted Common Shares, which will fully vest three (3) years from the grant date.

      The Compensation Committee has also approved those executive officers of the Corporation and its subsidiaries that will be eligible to participate in the bonus plan in 2004, together with enumerated and weighted objectives for each of these executive officers for 2004. Each of these sets of objectives includes a component of the Corporation’s share performance, which will be calculated by comparing the trading prices of the Common Shares against a weighted basket of shares of a list of comparable companies.

      Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and Chief Executive Officer.

Performance Graph

      The following graph charts performance of an investment in the Common Shares of the Corporation against the S&P/TSX Composite Index and the TSX Gold and Precious Metals Sub-Index, assuming an investment of $100 on December 31, 1998. The Corporation paid no dividends during this period.

(1)	In 2002, the S&P/TSX Composite Index replaced the TSX 300 Index.

Compensation of Directors

      The non-executive Chairman of the Board of Directors receives an annual retainer of U.S. $50,000; other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of U.S. $20,000, plus an additional U.S. $2,500 for each committee for which such director serves as chairman. All directors of the Corporation receive a fee of (a) U.S. $1,000 for attending in person each meeting of the Board of Directors or a committee thereof, and (b) U.S. $500, which amount may be adjusted at the discretion of the Chairman of the Corporation or committee, as applicable, (but shall not exceed U.S. $1,000), for participation at each meeting of the Board of Directors or a committee held by telephone conference, plus reimbursement of expenses in each case. Directors are also eligible to receive grants under the Corporation’s Share Incentive Plan. The aggregate compensation paid to the Board of Directors during 2003 was U.S. $177,985. In 2003, Mr. Munera was granted the option to purchase 2,500 Common Shares of the Corporation.

Directors’ and Officers’ Liability Insurance

      The Corporation maintains directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is U.S. $40,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible of U.S. $250,000 per loss. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The annual premium for the period January 1, 2003 to December 31, 2003 was U.S. $567,888, all of which was paid by the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, or any associate or affiliate of any such person, is or has been indebted to the Corporation or any of its subsidiaries at any time since January 1, 2003, or is or has been indebted to another entity since January 1, 2003, where the indebtedness to such other entity is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. This excludes any indebtedness of the directors or officers to the Corporation for amounts owing to purchases subject to usual trade terms, for ordinary travel and expense advances, and for other transactions in the ordinary course of business.

INTERESTS IN MATERIAL TRANSACTIONS

      None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, since January 1, 2003, in respect of any matter that has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

      Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favor of the reappointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. KPMG LLP has been an auditor of the Corporation since July 1996.

      Total fees charged to the Company by KPMG in 2003 and 2002 include the following:

Audit Fees

(in thousands of U.S. dollars)

Service Provided	2003	2002

Audit Services	283	242
Audit-Related Services	319	648
Tax Services	100	81
All Other Services	130	—

Total	832	971

      Charges for “Audit Services” relate primarily to the annual external audit of the company’s financial statements. “Audit-Related Services” include primarily consultation on matters related to acquisitions. “Tax Services” include rendering opinions and providing guidance pertaining to the interpretation of applicable tax laws and regulations in the countries where the Company conducts business and the preparation or review of tax returns filed in Canada, the United States, and other foreign jurisdictions. “All Other Services” include primarily corporate intelligence and background investigation services. The Audit Commit-

tee of the Board of Directors has provided guidance to management pertaining to the appropriate contracting of services from KPMG. The Audit Committee reviews and approves the annual budget and scope of work provided by the external auditor. Deviations from approved budgets or scope must be approved by the Audit Committee. No exceptions are granted for de minimis fees for non-audit related activities.

      Representatives of KPMG LLP will attend the Meeting, will have the opportunity to make a statement if they desire to do so, and will respond to any appropriate questions.

      The Board of Directors recommends that shareholders vote in favor of the appointment of KPMG LLP as auditors of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of By-Law No. 1

      The Board of Directors has amended By-Law No. 1 to limit the age and term of service of directors and to allow directors of the Corporation who are neither employees nor executive officers of the Corporation to serve on the audit committee. The amendments to By-Law No. 1 (the “Amendments”) took effect on December 9, 2003, the date on which the Board of Directors passed a resolution to approve the Amendments, but will cease to be effective unless confirmed at the Meeting by an ordinary resolution of the shareholders.

      The Amendments are reproduced as Schedule “A” to this Circular and the Amendments are summarized below. Shareholders are urged to read the text of the Amendments in their entirety.

      The Amendments amended paragraph 3 of By-Law No. 1 to provide that no person who has attained the age of 72 years shall be eligible for election, re-election or appointment as a director. In addition, no director who has served for 10 years as a director (other than a director who is a chief executive officer or former chief executive officer of the Corporation) shall be eligible for re-election or appointment as a director.

      The Amendments also amended paragraph 8 of By-Law No. 1 to provide that directors of the Corporation who are neither employees of the Corporation or any of its affiliates nor executive officers of the Corporation may be appointed to the audit committee of the Board of Directors.

      The shareholders are being asked to consider and vote upon an ordinary resolution confirming the Amendments.

      It is intended to vote the Common Shares represented by the proxies solicited by management in respect of the Meeting for the approval and confirmation of the Amendments.

      The Board of Directors unanimously recommends that shareholders vote in favor of approving and confirming the Amendments.

GENERAL

      The information contained in this Circular is given as of March 29, 2004 and is expressed in United States dollars, except as otherwise indicated.

      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters, which are not known, should properly come before the Meeting, proxies will be voted on matters in accordance with the best judgment of the person voting.

      The Corporation’s 2003 Annual Report is being mailed to shareholders with the Notice of Meeting and this Circular. The Corporation will provide to any person, upon written request, a copy of the Corporation’s latest Annual Information Form (“AIF”), any documents incorporated in the AIF by reference, interim financial statements for periods after December 31, 2003 (when available), as well as a copy of this Circular. Written requests for these documents should be addressed to Investor Relations, Meridian Gold Inc., 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952. If the person requesting the documents is not a shareholder, he or she may be required to pay a reasonable charge for the document.

      The Corporation’s registered office is located at Suite 3900, 1st Canadian Place, 100 King St. West, Toronto, Ontario, Canada M5X 1B2.

DIRECTOR’S APPROVAL

      The contents and sending of this Circular have been approved by the Board of Directors of the Corporation and a copy of this Circular has been sent to each director, each shareholder and KPMG LLP as auditor of the Corporation.

-s- Edward H. Colt
EDWARD H. COLT
Executive Vice President and Secretary

Reno, Nevada, April 12, 2004

SCHEDULE “A”

AMENDMENTS TO BY-LAW NO. 1

      A. Delete paragraph 3 in its entirety and substitute therefor the following:

           “3. (a) Number and Duties.

Subject to any unanimous shareholder agreement, the directors shall manage, or supervise the management of, the business and affairs of the Corporation. The board of directors shall consist of the number of directors set out in the articles of the Corporation or, where a minimum and maximum number is provided for in the articles, such number of directors as shall be determined from time to time by ordinary resolution of the shareholders or if the articles empower the directors to determine such number, then by resolution of the directors. Subject to the Act, at least twenty-five per cent of the directors shall be resident Canadians. However, subject to the Act, if the Corporation has less than four directors, at least one director shall be a resident Canadian. If the Corporation is a distributing corporation and any of its securities remain outstanding and are held by more than one person, at least a majority of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation or have a material relationship with the Corporation.

               (b) Qualifications.

In addition to the qualifications to serve as a director of the Corporation set forth in the Act, no person who attains the age of seventy-two (72) years shall be eligible for election, re-election or appointment as a director, provided however that a director who is elected prior to attaining the age of seventy-two (72) years shall not be disqualified from serving the balance of that director’s term of office, and no director who has served for 10 years as a director (other than a director who is a chief executive officer or former chief executive officer of the Corporation) shall be eligible for re-election or appointment as a director.”

      B. Delete the first full sentence of paragraph 8 in its entirety and substitute therefor the following:

“If any of the issued and outstanding securities of the Corporation are part of a distribution to the public, the board of directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, none of whom are executive officers or employees of the Corporation or any of its affiliates and, for greater certainty, non-executive officers may be appointed to the audit committee.”

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